UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2022

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Decision on Acquisition and Disposal of Shares

On July 22, 2022, in order to strengthen the strategic alliance with Hana Financial Group Inc. (“HFG”), the board of directors of SK Telecom Co., Ltd. (the “Company”) approved (i) the Company’s proposed acquisition of certain shares of HFG and (ii) the Company’s proposed disposal of certain shares of HanaCard Co., Ltd. (“HanaCard”). Details of these proposed transactions are as follows:

Acquisition of Shares of HFG

1. Details of HFG	Company Name	Hana Financial Group Inc.
	Country of Incorporation	Republic of Korea	Representative	Young-joo Ham
	Share Capital (Won)	1,501,210,310,000	Relationship to the Company	—
	Total Number of Shares Issued and Outstanding	295,903,476	Principal Business	Financial services
2. Details of Acquisition	Number of the Shares to be Acquired	9,129,519
	Aggregate Acquisition Value (Won)	330,032,113,533
	The Company’s Total Shareholders’ Equity (Won)	12,335,138,024,232
	Ratio of Aggregate Acquisition Value to the Company’s Total Shareholders’ Equity as of December 31, 2021(%)	2.68
	Large-scale Corporation	Applicable
3. Number of Shares to be Held by the Company and Shareholding Ratio after Acquisition	Number of Shares to be Held	9,129,519
	Shareholding Ratio(%)	3.09

4. Method of Acquisition		Specified money trust

5. Purpose of Acquisition		To strengthen the Company’s strategic alliance with HFG

6. Scheduled Acquisition Date		July 28, 2022

7. The Company’s Total Assets (Won) as of December 31, 2021		30,911,276,640,438

- Ratio of Aggregate Acquisition Value to the Company’s Total Assets(%)		1.07

8. Date of Resolution by the Board of Directors		July 22, 2022

- Attendance of Outside Directors		Present: 5; Absent: 0

9. Put Options or Other Agreements		None

10. Other Important Matters Relating to Investment Decision

-   The share capital of HFG set forth in Item 1 above is on a consolidated basis as of December 31, 2021.

-   The Company’s total shareholders’ equity set forth in Item 2 above is on a consolidated basis as of December 31, 2021.

-   The number of shares to be acquired and the aggregate acquisition value set forth in Item 2 above and the number of shares to be held and the shareholding ratio set forth in Item 3 above have been calculated by dividing the total value of the specified money trust by the closing price of HFG’s shares on July 22, 2022. As such, their final amounts are subject to change based on factors such as the actual market price of HFG’s shares at the time of acquisition.

-   The scheduled acquisition date set forth in Item 6 above refers to the date that is one day following the start date of the contract period for the special money trust, which is from July 27, 2022 to January 31, 2024. The actual acquisition date may be subject to change within the contract period.

-   The table below sets forth the summary consolidated financial information of HFG as of and for the years ended December 31, 2021, 2020 and 2019, where “revenue” refers to HFG’s operating revenue, which includes interest income, commission income, financial instruments income, foreign exchange income and other operating income.

Summary Consolidated Financial Information of HFG (Unit: in millions of Won)

As of and for the year ended December 31,	Total Assets	Total Liabilities	Total Shareholders’ Equity	Share Capital	Revenue	Profit
2021	502,445,270	466,945,930	35,499,340	1,501,210	41,677,772	3,581,582
2020	460,947,046	429,346,758	31,600,288	1,501,210	48,216,018	2,684,878
2019	422,138,926	393,154,152	28,984,773	1,510,210	38,376,969	2,425,622

Disposal of Shares of HanaCard

1. Details of HanaCard	Company Name	HanaCard Co., Ltd.
	Country of Incorporation	Republic of Korea	Representative	Gil-joo Kwon
	Share Capital (Won)	1,330,077,425,000	Relationship to the Company	The Company is a major shareholder
	Total Number of Shares Issued and Outstanding	266,015,485	Principal Business	Credit card business
2. Details of Disposal	Number of the Shares to be Disposed	39,902,323
	Aggregate Disposal Value (Won)	330,032,113,533
	The Company’s Total Shareholders’ Equity (Won)	12,335,138,024,232
	Ratio of Aggregate Disposal Value to the Company’s Total Shareholders’ Equity as of December 31, 2021(%)	2.68
	Large-scale Corporation	Applicable

3. Number of Shares to be Held by the Company and Shareholding Ratio after Disposal	Number of Shares to be Held	0
	Shareholding Ratio(%)	0

4. Purpose of Disposal		To strengthen the Company’s strategic alliance with HFG

5. Scheduled Disposal Date		July 27, 2022

6. Date of Resolution by the Board of Directors		July 22, 2022

- Attendance of Outside Directors		Present: 5; Absent: 0

7. Put Options or Other Agreements		None

8. Other Important Matters Relating to Investment Decision

-   The share capital of HanaCard set forth in Item 1 above is on a consolidated basis as of December 31, 2021.

-   The Company’s total shareholders’ equity set forth in Item 2 above is on a consolidated basis as of December 31, 2021.

-   The scheduled disposal date set forth in Item 5 above refers to the closing date under the relevant share purchase agreement.

-   The table below sets forth the summary consolidated financial information of HanaCard as of and for the years ended December 31, 2021, 2020 and 2019, where “revenue” refers to HanaCard’s operating revenue, which includes interest income, commission income and other operating income.

Summary Consolidated Financial Information of HanaCard (Unit: in millions of Won)

As of and for the year ended December 31,	Total Assets	Total Liabilities	Total Shareholders’ Equity	Share Capital	Revenue	Profit
2021	9,596,474	7,565,896	2,030,578	1,330,077	1,321,356	250,484
2020	8,211,042	6,433,428	1,777,614	1,330,077	1,279,599	154,457
2019	8,187,106	6,557,951	1,629,155	1,330,077	1,285,050	56,281

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: July 22, 2022